UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Squarespace, Inc.
(Name of Subject Company)
Squarespace, Inc.
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.0001 par value per share
Class B Common Stock, $0.0001 par value per share
Class C Common Stock, $0.0001 par value per share
(Title of Class of Securities)
Class A Common Stock: 85225A107
(CUSIP Number of Class of Securities)
Anthony Casalena
Chief Executive Officer
225 Varick Street,
12th Floor
New York,
New York 10014
Tel: (646) 580-3456
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With copies to:

Allison Schneirov Christopher Barlow Daniel Luks Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Srinivas Raju Nathaniel Stuhlmiller Richards, Layton & Finger, P.A. 920 North King Street Wilmington, Delaware 19801 Tel: (302) 651-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note
This Amendment No. 2 (which we refer to as this “Amendment No. 2”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on September 16, 2024, by Squarespace, Inc., a Delaware corporation (which we refer to as “Squarespace”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Spaceship Group MergerCo, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all of the outstanding Shares at an offer price of $46.50 per Share (which we refer to as the “Offer Price”).
The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on September 16, 2021, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Squarespace.
Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Item 3 of the Schedule 14D-9 is hereby amended and supplement as follows:
The following paragraph under the header “Change in Control and Severance Benefits Under Existing Agreements” is hereby replaced with the following:
“For a description of the employment agreements for Messrs. Casalena, Gooden and Gubbay and Ms. O’Connor, reference is made to pages 76-79 of Squarespace’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 22, 2024 (which we refer to as the “Proxy Statement”) (under the heading “Potential Payments Upon Termination or Change in Control”).”
Item 4.	The Solicitation or Recommendation
Item 4 of the Schedule 14D-9 is hereby amended and supplement as follows:
(1)	The following paragraph under the header “Background of the Offer and the Merger” is hereby replaced with the following:
“On February 16, 2024, the Board held a meeting, also attended by members of management of Squarespace, representatives of JPM and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Squarespace’s outside legal counsel. Representatives of JPM presented an overview of the February Proposal and various considerations related to potential next steps. Representatives of Skadden reviewed the Board’s fiduciary duties in considering a potential strategic transaction and discussed considerations and process related to the potential formation of a special committee of the Board in light of the fact that the February Proposal contemplated that existing Squarespace investors may participate in the potential transaction. During the meeting, the Skadden representatives disclosed that Skadden has historically represented and currently represents certain Permira Filing Parties (as defined in the Offer to Purchaser) on matters unrelated to Squarespace, noting that over the last two years, Skadden has advised certain Permira Filing Parties or their majority owned portfolio companies and affiliates on various public and non-public matters, including multiple publicly disclosed M&A transactions. In the last two years, Skadden has not provided advice to either General Atlantic or Accel. In addition, the Skadden representatives noted that, over the last two years, Skadden has advised Squarespace on various non-public matters. The Board discussed the February Proposal and potential options with respect to responding thereto. During the meeting, Mr. Casalena noted again that he had discussions with Permira representatives regarding Squarespace. The Board agreed to further consider the February Proposal and potential responses thereto at the upcoming regularly scheduled Board meeting on February 22, 2024.”
(2)	The following paragraph under the header “Recommendation of the Squarespace Board” is hereby replaced with the following:
“In the course of evaluating the A&R Merger Agreement and the transactions contemplated thereby, including the Transactions, and making the decisions, determinations and recommendations described above (as applicable), the Squarespace Board and the Special Committee did not consider the liquidation value of Squarespace because (1) they considered Squarespace to be a viable, going concern; (2) they believed that liquidation sales generally result in proceeds substantially less than sales of a going concern; and (3) they considered determining a liquidation value to be impracticable given the significant execution risk involved in any breakup of Squarespace. For the foregoing reasons, the Squarespace Board and the Special Committee did not consider liquidation value to be a relevant factor. Further, the Squarespace Board and the Special Committee did not consider Squarespace’s net book value, which is an accounting concept, as a factor because they believed (1) that net book value is not a material indicator of the value of Squarespace as a going concern but rather is indicative of historical costs and (2) net book value does not take into account the prospects of Squarespace, market conditions, trends in the industry in which Squarespace operates or the business risks inherent in the industry. In addition, the Squarespace Board and the Special Committee did not view the purchase prices paid in the transactions described in the Offer to Purchase (all of which were below the Per Share Price) to be relevant except to the extent that those prices indicated the trading price of the Squarespace Common Stock during the applicable periods. The Squarespace Board and the Special Committee believed at the time of entering into the A&R Merger Agreement that the trading price of the Shares at any given time represents the best available indicator of Squarespace’s going concern value at that time so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction. In addition, the Squarespace Board and the Special Committee considered the value of Squarespace as a going concern by taking into account the value of Squarespace’s current and anticipated business, financial condition, results of operations, prospects, and other forward-looking matters.”

Item 9.	Exhibits
The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Amended and Restated Offer to Purchase, dated October 1, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Summary Advertisement as published on September 16, 2024, in the New York Times (incorporated by reference to Exhibit (a)(1)E) to the Schedule TO)
(a)(5)(A)	Joint Press Release issued by Squarespace and Buyer Parties on September 9, 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Squarespace with the SEC on September 9, 2024)
(a)(5)(B)*
Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Squarespace, Inc., dated September 8, 2024 (included as Annex A to this Schedule 14D-9 and incorporated herein by reference)

(a)(5)(C)*	Discussion materials prepared by Centerview Partners LLC, dated September 8, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(D)*	Discussion materials prepared by Centerview Partners LLC, dated March 26, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(E)*	Discussion materials prepared by Centerview Partners LLC, dated April 9, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(F)*	Discussion materials prepared by Centerview Partners LLC, dated April 19, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(G)*	Discussion materials prepared by Centerview Partners LLC, dated April 25, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(H)*	Discussion materials prepared by Centerview Partners LLC, dated April 27, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(I)*	Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Board of Directors of Squarespace, Inc.
(a)(5)(J)*	Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(e)(1)
Amended and Restated Agreement and Plan of Merger, dated September 9, 2024, between the Buyer Parties and Squarespace (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Squarespace with the SEC on September 9, 2024)

(e)(2)	Agreement and Plan of Merger, dated May 13, 2024, between the Buyer Parties and Squarespace (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Squarespace with the SEC on May 13, 2024)
(e)(3)*	Confidentiality Agreement, dated March 29, 2024, by and between Squarespace and Permira Advisers LLC
(e)(4)	Equity Commitment Letter, dated May 13, 2024, by and between the Parent Parties and the Accel Equity Investors (incorporated by reference to Exhibit 16(b)(iii) to the Schedule TO)
(e)(5)	First Amendment to Equity Commitment Letter, dated August 28, 2024, by and between the Parent Parties and the Accel Equity Investors (incorporated by reference to Exhibit (b)(viii) to the Schedule TO)
(e)(6)	Second Amendment to Equity Commitment Letter, dated September 9, 2024, by and between the Parent Parties and the Accel Equity Investors (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(e)(7)	Equity Commitment Letter, dated May 13, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit 16(b)(ii) to the Schedule TO)

Exhibit No.	Description
(e)(8)
First Amendment to Equity Commitment Letter, dated August 28, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit (b)(vii) to the Schedule TO)

(e)(9)
Second Amendment to Equity Commitment Letter, dated September 9, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(10)	Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and Casalena (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(11)	Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and GA SQRS II (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(12)
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, the Parent Parties and GA SQRS II (incorporated by reference to Exhibit (d)(9) to the Schedule TO)

(e)(13)	Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and Accel (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(14)
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, the Parent Parties and Accel (incorporated by reference to Exhibit (d)(10) to the Schedule TO)

(e)(15)	Fee Funding Agreement, dated as of May 13, 2024, by and among the FFA Investors and Squarespace (incorporated by reference to Exhibit 16(b)(i) to the Schedule TO)
(e)(16)	Amendment to Fee Funding Agreement, dated as of September 9, 2024, by and among the FFA Investors and Squarespace (incorporated by reference to Exhibit (d)(7) to the Schedule TO)
(g)	Not applicable

*	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SQUARESPACE, INC.

Date: October 1, 2024	By:	/s/ Courtenay O’Connor
Courtenay O’Connor
General Counsel and Secretary

4